03011001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50925

SEC MAIL RECEIVED PROCESSING FEB 24 2003 WASH. DC 155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL INTER EQUITIES (S.A), INC. c/o EMG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 MADISON AVENUE, 7TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MACK 212-744-1549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI, AND GRUMER, LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 10

OATH OR AFFIRMATION

I, DAVID MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL INTER EQUITIES (S.A), INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Roslyn S. Harper
Notary Public

David Mack
Signature

CHIEF EXECUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of Global Inter Equities (S.A.), Inc.:

We have audited the accompanying statement of financial condition of Global Inter Equities (S.A.), Inc. as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Inter Equities (S.A.), Inc. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

January 27, 2003 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

GLOBAL INTER EQUITIES (S.A.), INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	153
Receivable from and deposit with clearing organization		25,228
Office furniture and equipment, net of accumulated depreciation of $4,899		569
Total assets	$	25,950

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,000
Shareholder's equity:		
Common stock, no par value; 1500 shares, authorized, issued, and outstanding		100,000
Additional paid-in capital		130,435
Accumulated deficit		(209,485)
Shareholder's equity		20,950
Total liabilities and shareholder's equity	$	25,950

The accompanying notes are an integral part
of this financial statement.

GLOBAL INTER EQUITIES (S.A.), INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Global Inter Equities (S.A.), Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is member of the National Association of Securities Dealers, Inc. The Company was organized on December 19, 1997 and is a wholly-owned subsidiary of Global Equities, S.A. (the "Parent"), a broker-dealer which is a company incorporated under the laws of France.

The Company operates as a "general securities introducing broker" executing trades primarily for retail customers, and participates in private placements and selling groups in initial public offerings. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer ("clearance agent") on a fully disclosed basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) Depreciation is computed using the straight-line method over the estimated useful lives of the assets for both financial accounting and income tax purposes.

(b) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenue and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - CONTINUING OPERATIONS

The Parent has committed to fund operating deficits of the Company, if any, through January 1, 2004. Subsequent to December 31, 2002, the Parent contributed $10,000 as additional capital.

NOTE 4 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents residual cash balances in the Company's proprietary account. The deposit, $25,000, is required by the clearing agreement. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

GLOBAL INTER EQUITIES (S.A.), INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 5 - INCOME TAXES

At December 31, 2002, the Company had a net operating loss and therefore no income tax provision was required. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, that they will not be realized. At December 31, 2002, the Company had a net operating loss carry forward of approximately $207,000 which will begin to expire in 2013.

At December 31, 2002, the Company had recorded a deferred tax asset of approximately $95,000 resulting primarily from net operating loss carry forwards. A valuation allowance of $95,000 including the cumulative effect of change in accounting estimates for income taxes in prior years, has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $20,381 which was $15,381 in excess of the required minimum net capital at that date of $5,000. The Company's aggregate indebtedness to net capital ratio was .25 to 1.